Ms. Renee Jones

Director

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Washington, D.C. 20549

September 7, 2021

Re:	Hammitt, Inc. Offering Statement on Form 1-A Filed August 18, 2021 File No. 024-11610

Dear Ms. Jones:

On behalf of Hammitt, Inc., I hereby request qualification of the above-referenced offering statement at 10:00am, Eastern Time, on Thursday, September 9, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Andrew Forbes
Andrew Forbes
Chief Executive Officer
Hammitt, Inc.

cc: Jamie Ostrow

CrowdCheck Law, LLP